

Mail Stop 3233

April 5, 2018

Via E-mail
Nick Bhargava
Executive Vice President, Secretary and Acting Chief Financial Officer
Groundfloor Finance Inc.
75 Fifth Street, NW
Suite 2170
Atlanta, GA 30308

> **Re:    Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed March 29, 2018**
> **File No. 024-10758**

Dear Mr. Bhargava:

We have reviewed your amendment and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please file a consent from your independent accounting firm for the use of its report on your financial statements in the offering statement.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities